Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Successor	Predecessor
	Three-month period ended March 31,	Three-month period ended March 31,

	2011	2010
Earnings:
Income (loss) from continuing operations before income taxes	$(5,275)	$21,096
Less: Earnings from equity method investments	—	(1,144)
Plus: Dividends from equity method investees	—	—
Fixed charges	14,805	721

Earnings adjusted for fixed charges	$9,530	$20,673

Fixed charges:
Interest expense	$14,122	$36
Interest component of rent expense (1)	683	685

Total fixed charges	$14,805	$721

Ratio of earnings to fixed charges	(2)	28.67

(1)	One-third of rent expense is deemed to be representative of interest.
(2)	Our earnings were insufficient to cover fixed charges by $5.3 million for the three month period ended March 31, 2011.